1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

January 6, 2015

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mark P. Shuman, Branch Chief – Legal

Re:	DecisionPoint Systems, Inc. (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed December 19, 2014

File No. 333-193296

Dear Mr. Shuman:

DecisionPoint Systems, Inc. (the “Company”) herein responds to the written comments made by the staff of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (the “Post-Effective Amendment”) filed under the Securities Act of 1933 (the “Securities Act”), as such comments were set forth in your letter to the Company dated December 23, 2014. For your convenience, we have transcribed each of the staff’s comments below, in bold type, and followed each comment with the Company’s response, in plain type.

Selling Stockholders, Page 73

1.	Please ensure that your selling stockholder table reflects the current number of shares that remain to be sold pursuant to this registration statement. Please update your prospectus cover page and other portions of your registration statement, as applicable.

None of the selling stockholders included in the registration statement have sold or transferred any of the shares registered under the registration statement. Accordingly, the selling stockholder table in the Post-Effective Amendment accurately reflects the number of shares that remain to be sold pursuant to the registration statement, and the Company believes that no further updates to the Post-Effective Amendment are required.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

January 6, 2015 U.S Securities and Exchange Commission Att: Mark P. Shuman, Branch Chief - Legal Re: DecisionPoint Systems, Inc. Page 2 of 2

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

We thank the staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at (646) 895-7112 (direct), or (212) 370-1300 (reception), or at my email address, rbaumann@egsllp.com, at any time.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Cc: Mitchell Austin, Staff Attorney,

US Securities and Exchange Commission

       Michael P. Roe, Chief Financial Officer,

               DecisionPoint Systems, Inc.